UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-157876

Issuer: AdvisorShares Trust

Exchange: NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter and name of Exchange where securities are listed and/or registered)

4800 Montgomery Lane, Suite 150

Bethesda, Maryland 20814

(877) 843-3831

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of beneficial interest, no par value, of the following portfolio:

AdvisorShares Sabretooth ETF

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]
☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

[1]	Form 25 and attached Notice will be considered compliant with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, AdvisorShares Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: September 27, 2019	By: /s/ Noah Hamman Name: Noah Hamman Title: President and Trustee